Exhibit 23

Independent Auditors’ Consent

The Board of Directors
Fidelity National Information Solutions, Inc.:

We consent to incorporation by reference in the Registration Statements Nos. 333-83168, 333-09417, 333-78451, 333-96411, 333-52672, 333-92256, and 333-75174 on Form S-8 of Fidelity National Information Solutions, Inc. of our report dated June 13, 2003, relating to the statements of net assets available for benefits of the Fidelity National Financial Group 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended and supplemental schedule, which report appears in the December 31, 2002 annual report on Form 11-K of the Fidelity National Financial Group 401(k) Profit Sharing Plan.

/s/ KPMG LLP

Los Angeles, California
June 27, 2003